Mail Stop 6010


      October 6, 2005


Via U.S. Mail and Facsimile to (734) 741-5859

Nicholas K. Fortson
Chief Financial Officer
University Bancorp, Inc.
959 Maiden Lane
Ann Arbor, Michigan 48105


	Re:	University Bancorp, Inc.
		Form 10-K/A for the year ended December 31, 2004
		Filed September 29, 2005
Form 10-Q for the period ended June 30, 2005
      File No. 000-16023


Dear Mr. Fortson:

      We have reviewed your response letter dated September 28,
2005
and your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm


1. We note your response to comment 1. We note your other auditors` report is included as Exhibit 23.1. Please revise your financial statements to include the independent auditor`s report shown in exhibit 23.1 as part of the information included under Item 8 of Form
10-K.  Additionally, please refer to Article 2.05 of Regulation S-
X.


Item 9A.  Controls and Procedures


2. We note your response to comment 2. We note the statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as described below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.



Form 10-Q for the Quarterly Period ended June 30, 2005

Section 302 Certification - Exhibits 31.1 and 31.2


3. Please note that the certifications provided in a filing should be currently dated. Therefore, please revise to provide certifications that approximate the date as of the amended filing.


`      As appropriate, please amend your December 31, 2004 Form
10-K
and June 30, 2005 Form 10-Q and respond to these comments within
10
business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our
review.    Please understand that we may have additional comments
after reviewing your amendments and responses to our comments.

`      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-3642 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio, Branch Chief, at (202) 551-3676.


								Sincerely,



								Kate Tillan
								Assistant Chief Accountant

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Mr. Nicholas K. Fortson
University Bancorp, Inc.
October 6, 2005
Page 4



Nicholas K. Fortson
University Bancorp, Inc.
October 5, 2005
Page 3